U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

MARK ONE:

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition period From _______to_______

Commission file number 0-25286

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASCADE FINANCIAL CORPORATION
401(k) Salary Deferral and Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Financial Corporation
2828 Colby Avenue
Everett, Washington 98201

THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND
PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
and
FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statement of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - schedule of assets (held at end of year) - December 31, 2005	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Cascade Financial Corporation
401(k) Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements at December 31, 2005 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams, LLP

Everett, Washington
June 27, 2006

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2005	2004
ASSETS
Participant directed investments at fair value
Money market funds	$5,155	$11,789
Common stock of Cascade Financial Corporation	2,318,787	2,388,014
Mutual funds	3,845,495	2,825,648
Common commingled trust fund at contract value	494,859	473,654
Loans to participants	109,816	79,389

NET ASSETS AVAILABLE FOR BENEFITS	$6,774,112	$5,778,494

See accompanying notes.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2005	2004
ADDITIONS TO NET ASSETS AVAILABLE FOR
BENEFITS ATTRIBUTED TO
Investment income
Interest and dividends	$48,658	$41,264
Net appreciation (depreciation) in fair value
of investments
Common stock of Cascade Financial Corporation	(137,080)	(60,343)
Mutual funds	405,538	317,337

Total investment income	317,116	298,258

Contributions
Sponsor	261,141	213,163
Participants	718,198	539,922
Rollover	203,278	85,737
Transfers from Issaquah Bank Plan	928,147	-

	2,110,764	838,822

Total additions, net	2,427,880	1,137,080

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
BENEFITS ATTRIBUTED TO BENEFITS PAID
TO PARTICIPANTS	1,432,262	279,444

Net increase in net assets available
for benefits	995,618	857,636

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,778,494	4,920,858

End of year	$6,774,112	$5,778,494

See accompanying notes.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan and Basis of Presentation

The following description of the Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established for employees of Cascade Financial Corporation (Sponsor) who are at least 18 years of age. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Administration - The Sponsor has appointed an administrative committee to oversee the Plan. AST serves as the Trustee and the Plan is administered by NW Plan Services, Inc.

Eligibility, contributions and participants' accounts - All nonunion employees of the Sponsor who are age 18 or older are eligible to participate in the Plan after completing one hour of service, and become eligible for employer contributions immediately following completion of one year of service. To complete one year of service, as defined by the Plan, a participant must complete at least 1,000 hours of service within that year.

Accounts are established for each participant and include the participant's contributions (including those rolled over from another qualified plan or trust), allocations of employer matching contributions, any discretionary contributions from the Sponsor and earnings thereon. Annual Sponsor matching contributions and discretionary contributions are determined by the board of directors of the Sponsor. No discretionary contributions were made in 2005 or 2004.

Participants are able to contribute from 1% to 60% of their pretax compensation, subject to limits established under the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified plans. The Sponsor's matching contribution is 50 cents for each dollar contributed up to $6,000. The employee must be employed as of the last day of the Plan year to be eligible for employer matching or discretionary contributions.

Participants have the option of directing their account balance in 1% increments into any one or more of the Plan's investment fund options. The Sponsor contributions are made in cash and allocated to a participant's account balance in accordance with the participant's contribution elections. The Plan currently offers a common commingled trust fund, mutual funds and Sponsor common stock as investment options for participants.

Participant accounts are valued daily based on quoted market prices. Participants may change their investment elections and make transfers between investment options daily.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan and Basis of Presentation (continued)

The Plan provides for various investment fund options which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for benefits.

Vesting - Participants are immediately vested in their contributions and earnings thereon. Vesting of the Sponsor's contribution and earnings thereon is based on years of credited service of participants. Effective January 1, 2004, the Plan was amended to change the vesting schedule from a six-year vesting schedule to the following five-year vesting schedule:

Years of Vesting	Vested
Service	Percentage

Less than 1	0
At least 1 but less than 2	20
At least 2 but less than 3	40
At least 3 but less than 4	60
At least 4 but less than 5	80
5 or more	100

Participants generally become fully vested at the age of 62, upon the participant's death or upon permanent disability. Effective January 1, 2005, the normal retirement age under the Plan was changed from 65 to 62 for those with at least five years of service.

Forfeitures - Forfeitures of nonvested Sponsor contributions are used to reduce future Sponsor contributions. Unallocated forfeitures totaled $23,897 and $11,785 at December 31, 2005 and 2004, respectively. Subsequent to year-end 2005 and 2004, Sponsor contributions were reduced by $23,897 and $11,785, respectively, as a result of forfeited nonvested account balances.

Participant loans - Participants may borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum loan term is five years unless the loan term qualifies as a home loan, in which case the term of the loan is not to exceed ten years. Loans are secured by the remaining vested balance in the participant's account and bear interest at prime plus 1%. At December 31, 2005 and 2004, interest rates range from 3.567% to 10.5%. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2005, loans mature through 2015.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan and Basis of Presentation (continued)

Payment of Plan benefits - Distributions are paid in a single lump sum. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan.

Plan expenses - Expenses of the Plan are paid by the Sponsor and, therefore, are not included in the accompanying financial statements of the Plan. During 2005 and 2004, the Sponsor paid Plan expenses of approximately $27,000 and $19,000, respectively.

Plan termination - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated at some future date, all participants would become fully vested in their account balances.

Note 2 - Summary of Significant Accounting Policies

Basis of presentation and accounting - The Plan's financial statements are presented on the accrual basis of accounting.

Investments - The investment in the Sponsor's common stock, which is traded on the NASDAQ Small Cap Market under the symbol CASB, is valued at the last reported sales price before the end of the Plan year. The investments in mutual funds are stated at fair value based on quoted market prices. Loans to participants are valued at their unpaid principal value, which approximates fair value.

The Capital Preservation Fund is a common commingled trust fund. The investment is recorded at contract value, which approximates fair value. The effective yield of the Capital Preservation Fund was 4.14% and 3.65% for the years ended December 31, 2005 and 2004, respectively.

Net appreciation (depreciation) of investments in the statement of changes in net assets available for benefits includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded when earned. Dividends are recorded on the dividend date.

Benefit payments - Benefits are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated June 14, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 4 - Party-In-Interest Transactions

Certain Plan assets were invested in the Sponsor's common stock in 2005 and 2004, and therefore these transactions qualify as party-in-interest transactions.

Note 5 - Transfers From Issaquah Bank Plan

During 2004, the Sponsor acquired Issaquah Bancshares, Inc., whose employees participated in the Issaquah Bank 401(k) Savings Plan. Effective January 1, 2005, the participant accounts of the Issaquah Bank 401(k) Savings Plan, totaling $928,147, were transferred into the Plan. The Issaquah Bank 401(k) Savings Plan was then terminated.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 - Investments

The following table presents the assets held for investment purposes at December 31:

	Investment Value
	2005	2004
Money market funds
American Cash Management	$5,155	$11,789
Common stock
Cascade Financial Corporation	2,318,787	2,388,014
Mutual and common co-mingled trust funds
Davis NY Venture, Large Cap Fund	1,338,949	1,130,983
CTC Capital Preservation Fund	494,859	473,654
Van Kampen, Large Cap, Growth & Income Fund	398,111	322,121
Growth Fund of America, Large Cap Growth Fund	431,805	257,589
Alger, Mid Cap Growth & Income Fund
Stock Fund	181,285	152,729
First Eagle SoGen Overseas, Foreign Equity	290,176	167,062
PIMCO, Real Return Bond Fund	253,930	174,271
PIMCO, Small Cap Value Fund	215,975	154,526
PIMCO Total Return	112,794	-
American, U.S. Government Securities Fund	52,043	124,336
Lord Abbott, Mid Cap Fund	185,038	140,578
Van Kampen, Equity & Income Fund	159,258	134,133
Columbia, Acorn Fund Class A	95,268	51,283
Vanguard 500 Index	84,229	-
American, New Perspective Fund	46,634	16,037

Total	6,664,296	5,699,105

Loans to participants	109,816	79,389

Total investments	$6,774,112	$5,778,494

SUPPLEMENTAL SCHEDULE

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		(c)
		DESCRIPTION OF
		INVESTMENT
		INCLUDING
		MATURITY
		DATE, RATE
	(b)	OF INTEREST,
	IDENTITY OF ISSUER,	COLLATERAL,		(e)
	BORROWER, LESSOR,	PAR OR	(d)	CURRENT
(a)	OR SIMILAR PARTY	MATURITY VALUE	COST**	VALUE

	American Cash Management	Money Market		$5,155
	Davis NY Venture	Large Cap Fund		1,338,949
	Gartmore Morley	CTC Capital Preservation Fund		494,859
	Van Kampen	Large Cap, Growth & Income Fund		398,111
	Growth Fund of America	Large Cap Growth Fund		431,805
	Alger	Mid Cap Growth Fund		181,285
	First Eagle SoGen Overseas	Foreign Equity Stock Fund		290,176
	PIMCO	Real Return Bond Fund		253,930
	PIMCO	Small Cap Value Fund		215,975
	PIMCO	Total Return		112,794
	American	U.S. Government Securities Fund		52,043
	Lord Abbott	Mid Cap Value Fund		185,038
	Van Kampen	Equity & Income Fund		159,258
	Vanguard	500 Index		84,229
	American	New Perspective Fund		46,634
	Columbia	Acorn Fund Class A		95,268
*	Cascade Financial Corporation	Common Stock		2,318,787
	Various participants	Loans to participants - interest at 3.567%
		to 10.50% maturing through 2015	0	109,816

				$6,774,112
*	Party-in-interest as defined by ERISA
**	Cost omitted with respect to participant directed transactions under an
	individual account plan

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cascade Financial Corporation 401(k)
Salary Deferral and Profit Sharing Plan

Date: June 30, 2005                          By: /s/ Lars H. Johnson_____________
                        Lars H. Johnson
                        Chief Financial Officer

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN

EXHIBIT INDEX

The following documents are filed as part of this report:

Exhibit No.    Exhibit
23.1	Consent of Independent Registered Public Accountants - Moss Adams LLP